Exhibit 99.2

HUT 8 MINING CORP.

Consolidated Financial Statements
(In Canadian dollars)

Years ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Hut 8 Mining Corp.

Opinion
We have audited the consolidated financial statements of Hut 8 Mining Corp. (hereafter “the Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations and comprehensive income (loss), the consolidated statements of cash flows and the consolidated statements of changes in shareholders’ equity for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, and we do not provide a separate opinion on these matters.
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Revenue from digital assets mined
As described in Notes 3 and 17 to the consolidated financial statements, the Company generates revenue from contracts with mining pools and provides computing power to the mining pools in exchange of digital assets. We identified the occurence, completeness and accuracy of the Company’s revenue from digital assets mined as a key audit matter.

Why the matter was determined to be a key audit matter

Revenue from digital assets is significant to our audit because mining of digital assets is an emerging industry with unique technological aspects that raise a number of auditing challenges. Given the nature of this source of revenue, significant audit efforts are required. The revenue from digital assets mined during the year ended December 31, 2021 totals $165 million.

How the matter was addressed in the audit

Our audit procedures related to the occurence, completeness and accuracy of revenue from digital assets mined included, among others, the following:

−	We assigned professionals with specialized skills in distributed ledger technology, digital assets and cryptography;

−	We tested the design and effectiveness of internal controls related to the digital asset transactions and mining servers;

−
We obtained and evaluated the report attesting that controls at the service organization (custodian) are operating effectively and tested the operating effectiveness of the complementary controls implemented by the Company;

−	We performed physical observation of the miners and tested their performance;

−
We conducted substantive analytical procedures, with high degree of precision, which include tests of the accuracy and completeness of the underlying data, such as confirmation of certain data with third parties;

−	We traced digital assets received and recognized as revenue directly to the blockchain using our own node and obtained confirmations from custodian;

−	We tested the value of digital assets received and recognized as revenue using the daily quoted price from a reputable source;

−	We assessed the adequacy of the Company’s disclosures in the consolidated financial statements about revenue from digital assets mined.

Digital assets
As described in Notes 3 and 6 to the consolidated financial statements, the Company holds digital assets that consist of Bitcoin which are identifiable non-monetary assets without physical substance. We identified the existence and ownership (rights and obligations) of the Company’s digital assets hold as a key audit matter.

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Why the matter was determined to be a key audit matter

Digital assets are significant to our audit because they are identifiable non-monetary assets without physical substance. Given the nature of these assets, significant audit efforts are required. Digital assets total $323.9 million for the period ended December 31, 2021, including $206.5 million in held in custody with a third party and $117 million in lending arrangements to a third party.
How the matter was addressed in the audit

Our audit procedures related to the Company’s existence and ownership of held digital assets included, among others, the following:

−	We assigned professionals with specialized skills in blockchain, digital assets and cryptography;

−	We tested the design and effectiveness of internal controls related to the digital assets;

−
We obtained and evaluated the report attesting that controls at the service organization (custodian) are operating effectively and tested the operating effectiveness of the complementary controls implemented by the Company;

−	We obtained confirmation on digital assets with third parties;

−	We traced digital assets directly to the blockchain using our own node.

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor’s report thereon, included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.
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Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

−
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

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−	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

−
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

−
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Louis Roy.

RAYMOND CHABOT GRANT THORNTON s.e.n.c.r.l.1 /s/

1
Montréal, Canada
March 16, 2022

1          CPA auditor, CA public accountancy permit no. A125741

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HUT 8 MINING CORP.
Consolidated Statements of Financial Position
(In Canadian dollars)

As at	Note	December 31, 2021	December 31, 2020
Assets
Current assets
Cash		$140,126,642	$2,815,939
Accounts receivable and other		647,428	451,061
Digital assets	6	323,945,795	101,961,671
Deposits and prepaid expenses	5	3,359,359	92,014
		468,079,224	105,320,685

Non-current assets
Plant and equipment	7	96,126,406	32,522,602
Deposits	5	156,502,931	7,359,046
Total assets		$720,708,561	$145,202,333

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	$9,569,370	$3,890,512
Loans payable and other liabilities	9	16,494,463	25,756,942
		26,063,833	29,647,454
Non-current liabilities
Loans payable and other liabilities	9	24,200,015	-
Warrant liability	11	99,021,368	-
Deferred tax liability	21	5,456,114	-
Total liabilities		154,741,330	29,647,454

Shareholders’ equity
Share capital	12	636,597,470	178,231,290
Shares to be issued	12	-	398,317
Warrants	12	2,163,073	2,559,484
Contributed surplus	12	11,925,834	4,233,917
Accumulated deficit		(188,259,503)	(115,549,069)
AOCI - Unrealized gain on digital asset revaluation		103,540,357	45,680,940
Total shareholder’s equity		565,967,231	115,554,879
Total liabilities and shareholders’ equity		$720,708,561	$145,202,333

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

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HUT 8 MINING CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Canadian dollars)

For the years ended December 31	Note	2021	2020
Revenue	17	$173,773,979	$40,710,527
Cost of revenue	18	(84,975,577)	(59,243,516)
Gross profit (loss)		88,798,402	(18,532,989)

General and administrative expenses	19	(40,264,849)	(5,134,415)
Gain on disposition of digital assets	6	182,213	2,815,342
Revaluation of digital assets		-	13,713,962
Operating income (loss)		48,715,766	(7,138,100)

Foreign exchange gain (loss)		(3,142,906)	408,832
Finance expense		(1,355,346)	(2,449,167)
Finance income		2,853,716	8,301
Loss on revaluation of warrant liability		(114,161,368)	-
Reversal of impairment	7	-	13,155,936
Other gain		-	5,645
Net (loss) income before tax		(67,090,138)	3,991,447

Deferred income tax (expense) recovery	21	(5,620,296)	15,048,707
Net (loss) income		$(72,710,434)	$19,040,154

Other comprehensive income
Revaluation gain on digital assets, net of taxes	6	57,859,417	45,680,940
Total comprehensive income (loss)		$(14,851,017)	$64,721,094

Earnings (loss) per share:
Basic	10	$(0.54)	$0.20
Diluted	10	$(0.54)	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

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HUT 8 MINING CORP.
Consolidated Statements of Cash Flows
(In Canadian dollars)

For the years ended December 31	2021	2020
Cash provided by (used in):

Operating activities:
Net income	$(72,710,434)	$19,040,154
Change in non-cash operating items:
Digital assets mined	(165,397,736)	(38,962,425)
Digital assets traded for cash	1,291,060	41,570,430
Depreciation	23,287,650	21,264,918
Gain on disposition of digital assets	(182,213)	(2,815,342)
Revaluation of digital assets	-	(13,713,962)
Share based payments	9,875,359	(284,434)
Loss on revaluation of warrant liability	114,161,368	-
Income tax (recovery) expense	5,620,296	(15,048,707)
Net finance (income) expense and other	(1,498,370)	2,440,866
Foreign exchange (loss) gain	3,142,906	(408,832)
Reversal of impairment	-	(13,155,936)
	(82,410,114)	(73,270)
Net change in working capital (note 20)	2,168,616	1,252,547
Net cash (used in) provided by operating activities	(80,241,498)	1,179,277

Investing activities
Purchase of mining servers and infrastructure	(86,431,354)	(5,810,969)
Deposits	(148,635,586)	(1,329,640)
Net cash used in investing activities	(235,066,940)	(7,140,609)

Financing activities
Repayment of loan payable	(25,372,000)	(6,621,300)
Finance draws from equipment financing	56,396,955	6,615,500
Debt issuance cost	(1,426,010)	-
Repayment of equipment financing	(14,950,113)	-
Proceeds from issuance of common shares, net of issuance cost	390,894,999	7,494,622
Exercise of warrants and options	49,359,030	838,112
Finance income received	2,412,552	8,301
Finance expense paid	(1,348,513)	(2,379,939)
Payment of lease obligations	(126,193)	(24,406)
Net cash provided by financing activities	455,840,707	5,930,890

Increase (decrease) in cash	140,532,269	(30,442)
Cash, beginning of year	2,815,939	2,946,017
Effect of movement in exchange rates on cash held in foreign currencies	(3,221,566)	(99,636)
Cash, end of year	$140,126,642	$2,815,939

Significant non-cash transactions for the year ended December 31, 2021 include:
•	Derecognition of broker warrants upon expiry of $67,812 (2020 - $1,367,901);
•	Settlement of accounts payable in common shares valued at $398,317 (2020 - $nil)

The accompanying notes are an integral part of these consolidated financial statements.

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HUT 8 MINING CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(In Canadian dollars)

For the year ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2020	97,245,223	$178,231,290	$398,317	$2,559,484	$4,233,917	$(115,549,069)	$45,680,940	$115,554,879
Net loss	-	-	-	-	-	(72,710,434)	-	(72,710,434)
Other comprehensive income	-	-	-	-	-	-	57,859,417	57,859,417
Shares issued for equity raises	58,682,500	314,756,418	-	4,959,564	-	-	-	319,715,982
Shares issued on vesting of RSU	317,313	990,284	-	-	(990,284)	-	-	-
Shares issued on vesting of DSU	42,500	48,270	-	-	(48,270)	-	-	-
Shares issued on exercise of options	170,639	1,206,682	-	-	(484,144)	-	-	722,538
Shares issued on exercise of warrants	8,661,887	31,678,716	-	(5,288,163)	-	-	-	26,390,553
Shares issued on exercise of warrant liability	4,089,999	109,287,493	-	-	-	-	-	109,287,493
Shares issued on settlement of accounts payable	380,000	398,317	(398,317)	-	-	-	-	-
Expiry of broker warrants	-	-	-	(67,812)	67,812	-	-	-
Share based payments	-	-	-	-	9,875,359	-	-	9,875,359
Share based payments tax withholding	-	-	-	-	(728,556)	-	-	(728,556)
Balance, December 31, 2021	169,590,061	$636,597,470	$-	$2,163,073	$11,925,834	$(188,259,503)	$103,540,357	$565,967,231

For the year ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2019	90,438,009	$170,622,599	$-	$1,367,901	$5,300,480	$(134,589,223)	$-	$42,701,757
Net income	-	-	-	-	-	19,040,154	-	19,040,154
Other comprehensive income	-	-	-	-	-	-	45,680,940	45,680,940
Shares issued for equity raises	5,750,456	4,731,093	-	2,763,530	-	-	-	7,494,623
Shares issued on exercise of RSU	543,359	1,804,260	-	-	(1,804,260)	-	-	-
Shares issued on exercise of warrants	480,066	1,004,162	-	(204,046)	-	-	-	800,116
Shares issued on exercise of options	33,333	69,176	-	-	(31,179)	-	-	37,997
Shares to be issued	-	-	398,317	-	-	-	-	398,317
Share based payments	-	-	-	-	(284,434)	-	-	(284,434)
Share based payments withholding	-	-	-	-	(68,669)	-	-	(68,669)
Expiry of broker warrants	-	-	-	(1,367,901)	1,367,901	-	-	-
Loss on retirement of Bitfury debt	-	-	-	-	(245,922)	-	-	(245,922)
Balance, December 31, 2020	97,245,223	$178,231,290	$398,317	$2,559,484	$4,233,917	$(115,549,069)	$45,680,940	$115,554,879

The accompanying notes are an integral part of these consolidated financial statements.

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HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

1.	Nature of presentation:

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and The Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company provides infrastructure solutions related to hosting services to institutional clients, for which services the Company receives monthly fees.

2.	Basis of presentation:

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 16, 2022.

(b)	Application of IFRS

IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital assets, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

(c)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value. All amounts are presented in Canadian Dollars (“CAD”), unless otherwise stated.

Certain comparative figures have been reclassified where necessary to conform with current year presentation.

(d)	Consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and all entities in which the Company has a controlling interest. Subsidiaries are entities that the Company controls either when it is exposed, or has rights, to variable returns from its involvement with the entities and has the ability to affect those returns through its power over the entities.

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HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

The significant operating subsidiary of the Company included in the consolidated financial statements is as follows:

% Ownership
Hut 8 Holdings Inc.	100%

All intercompany transactions, balances, income and expenses are eliminated on consolidation.

(e)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates. These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(f)	Use of estimates and judgements

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.

Estimates and underlying assumptions are reviewed by management on an ongoing basis, and revisions to accounting estimates are recognized in the period giving rise to the change. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a significant risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, allowance for expected credit losses and deferred taxes.

The following are the significant judgement, estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the consolidated financial statements:

(a)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.

The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with the Company’s filing position. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect effective income tax rate and income tax provision. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

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HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(b)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

(c)	Revenue recognition and value of digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings. Management has exercised significant judgement in determining the completion stage for this revenue stream and examined various factors surrounding the substance of the Company’s operations and determined the stage of completion being the completion and addition of a block to blockchain.

(d)	Warrant liability

The Company uses Black-Scholes method to determine the fair value of the warrant liability. The Black-Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

(e)	Plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

(f)	Functional and presentation currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies assets, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

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HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented, except for the change in estimate discussed in Note 4, in these consolidated financial statements.

(i)	Transactions in foreign currency

Within each entity, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

(ii)	Cash

Cash is comprised of bank balances and are primarily held in Canadian dollars and U.S. dollars.

(iii)	Revenue recognition

The Company records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

-	Identify the contract with a customer;
-	Identify the performance obligations in the contract;
-	Determine the transaction price, which is the total consideration provided by the customer;
-	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
-	Recognize revenue when (or as) the Company satisfies a performance obligation.

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

a.	Revenues from digital asset mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital asset. Revenue is recognized upon receipt of Bitcoin in exchange for its mining activities at the fair market value of the Bitcoin received. The fair value is determined using the closing Bitcoin price per www.coinmarketcap.com (“Coinmarketcap”).

Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

b.	Revenues from hosting

The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

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HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(iv)	Plant and equipment

Plant and equipment are comprised of digital asset mining servers and related infrastructure and right of use of assets. Plant and equipment are recognized at initial cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset, including those attributable to bringing the asset to its intended working condition.

A gain or loss on disposal of a plant and equipment is determined by comparing the proceeds from disposal with its carrying amount, and is recognized as a gain (loss) on disposal in the consolidated statements of operations and comprehensive income (loss).

Based on the Company and the industry’s limited history to date, Management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions reflected in such forecasts, including digital asset’s price and network difficulty, as well as derived from Management’s assumptions which are inherently judgmental. Based on current data available, Management has determined that the straight-line method of depreciation best reflects the current expected useful life of mining equipment and related infrastructure. Management will review estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date. The estimated useful lives of the Company’s plant and equipment are as follows:

Infrastructure assets	10 years
Mining servers	2 years

(v)	Digital assets

Digital assets meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital assets subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital assets at the end of each of its three interim financial reporting periods and at its annual financial reporting period end date. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income.

Digital assets are measured at fair value using the quoted price on Coinmarketcap. Coinmaketcap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

The Company’s determination to classify its holding of Bitcoin as current assets is based on management’s assessment that its Bitcoin held can be considered to be a commodity, the availability of liquid markets to which the Company may sell a portion of its holdings.

14

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(vi)	Financial Instruments

(a)	Recognition and initial measurement of financial assets:

The Company initially recognizes accounts receivable on the date that they originated. All other financial assets are recognized initially on the trade date or when the Company becomes a party to the contractual provisions of the instrument.

Financial assets except for those trade receivables that do not contain significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

(b)	Classification and subsequent measurement of financial assets:

On initial recognition, a financial asset is classified in one of those categories at amortized cost, fair value through other comprehensive income (FVOCI), or FVTPL.

Financial assets are not subsequently reclassified except if and in the period the Company changes its business model for managing its financial assets. The amortized cost is subsequently reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

After initial recognition, financial assets carried at amortized cost are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounted is immaterial.

Assets at FVTPL are measured at fair value with gains and losses recognized in profit or loss.

Financial assets that are measured using FVOCI are measured at fair value with gains and losses recognized in other comprehensive income.

Financial assets carried at amortized costs include cash and accounts receivable. Deposits are recorded at FVTPL.

(c)	Financial liabilities: Classification, subsequent measurement, and gains and losses:

The Company initially recognizes financial liabilities on the trade date at which time the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified and measured at amortized cost or FVTPL. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Financial liabilities of the Company carried at the amortized cost include loans payable, and accounts payable and accrued liabilities. Warrant liability is carried at FVTPL.

(d)	Derecognition:

Financial assets:

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. Any gain or loss on derecognition is recognized in profit or loss.

15

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

Financial liabilities:

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(e)	Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”). The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

Measurement of ECLs:

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. Management establishes an allowance for ECLs for non-payment and delinquent accounts based on historic trends of the probability of default, timing of recoveries, and the amount of loss incurred, adjusted for Management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. If future collections differ from estimates, future profits could be adversely affected.

Presentation of allowance for ECLs in the statement of financial position:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(f)	Fair value of financial instruments:

Fair values of financial instruments are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

◾	Level 1 ‐ quoted prices (unadjusted) in active markets for identical assets or liabilities;
◾	Level 2 ‐ inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
◾	Level 3 ‐ inputs for the asset or liability that are not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement.

(vii)	Impairment of non-financial asset

The Company’s identifiable tangible assets with finite useful lives are reviewed for indicators of impairment at each statement of financial position date and when events or changes in circumstances indicate that they may be impaired. Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less cost of disposal or its value in use.

16

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment charge been recorded.

(viii)	Leases

At the inception of a contract, the Company assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company leases office premises, mining sites and equipment. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability at lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company leases equipment that are not material under IFRS 16.

The Company presents right-of-use assets in plant and equipment, whereas lease liabilities are presented in loans payable and other liabilities in the statement of financial position.

(ix)	Non-monetary transactions

Where the Company is settling a liability for the purchase of goods and services where the price was established in a fiat currency, the difference between the liability settled and the fair value of the digital assets transferred is recognized as a gain or loss on settlement. Otherwise, the transaction is measured based on the fair value of the digital assets exchanged. Any difference between the fair value of the digital assets exchanged and the carrying amount of the digital assets is recognized in profit and loss.

(x)	Earnings per share

The calculation of earnings per common share is based on the reported net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated on the treasury stock basis. Where potentially dilutive equity instruments are anti-dilutive, basic and diluted earnings per share are the same.

17

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(xi)	Share capital

Common shares are classified as an equity instrument. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of the related tax effect.

(xii)	Warrants

The Company issues warrant, which entitles the holder to buy the Company’s common shares at an exercise price within a certain time frame. The warrants include a cashless exercise clause, which may result in a variable number of shares being issued for a fixed price due to the use of volume-weighted average price of shares. The Company does not expect the warrants to be exercised on a cash-less basis. The Company records these warrants as a financial liability. Upon exercising, the Company records the exercised warrants at fair value immediately before settlement and records the gain or loss through the consolidated statements of operations and comprehensive income (loss). The Company subsequently measures the warrants at fair value at each reporting date and records the gain or loss through the consolidated statements of operations and comprehensive income (loss). The broker warrants issued do not include a cashless exercise feature and are classified as equity instruments. Consideration received on the sale of a share and share purchase warrant is allocated using the fair value method.

(xiii)	Contributed Surplus

Contributed surplus includes consideration recognized pursuant to equity-settled share based compensation.

(xiv)	Share based transactions

Equity-settled share based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

(xv)	Share based compensation plan

Under the Company’s long-term incentive plan, the Company may grant participants restricted share units (“RSUs”), deferred share units (“DSUs”) and stock options (“Options). RSUs, DSUs and Options, are collectively referred to as “LTIP Units.” LTIP Units are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company).

DSUs become redeemable only on the participant’s termination of employment. RSUs generally vest over a three-year period after the date of grant. The Options have different vesting term based on the individual agreement. The expense related to DSUs, RSUs and Options is measured based on the fair value of the awards at the grant date. The expense is recognized separately in the consolidated statements of operations and comprehensive income (loss) over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. At the end of each reporting period, the Company reassesses its estimates of forfeitures, and recognizes the impact of any revisions into profit or loss. When LTIP units are redeemed, they are issued to the participant and are recorded as share capital.

18

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(xvi)	Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except items recognized directly in equity or in other comprehensive income.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(xvii)	Provisions

Provisions are recognized when the Company has a present obligation to a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Company’s actions where, by an established pattern of past practice or published policies, the Company creates a valid expectation on the part of other parties that the Company will discharge certain responsibilities.

(xviii)	Segment reporting

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company has one reporting segment and all revenues and non-current assets are in Canada.

(xix)	Standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards and interpretation have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

19

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

4.	Change in estimate

Plant and equipment

During the year ended December 31, 2021, Management performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its Infrastructure assets. Previously estimated with a 4-year useful life, the Infrastructure assets are now estimated to have a useful life of 10 years from the date put into service. The result is a change in estimate and applied prospectively. Notwithstanding any future addition to the Infrastructure assets, the effect of the change in useful life on actual and expected depreciation expense, effective the year ended December 31, 2021, is as follows:

(in thousands)	2021	2022	2023	2024	2025	2026	2027	2028	2029
(Decrease) increase in depreciation expense	(9,826)	(4,672)	2,204	2,688	2,688	2,688	2,686	1,394	149

Change in tax position

During the year ended December 31, 2021, Management determined that the tax treatment for the digital asset revaluation should be accounted for as capital gain in nature. Previously, the Company accounted for the revaluation as part of business income for tax purposes. The result is a change in estimate and applied prospectively. The Company recorded an income tax recovery of $7,213,097 to other comprehensive income and $2,136,463 was recorded to profit and loss for the year ended December 31, 2021.

5.	Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

	December 31, 2021	December 31, 2020
Current
Prepaid insurance	$1,580,298	$92,014
Prepaid electricity	1,308,297	-
Miscellaneous deposits	470,764	-
Total current deposits and prepaid expenses	$3,359,359	$92,014

Non-current
Deposits for plant and equipment purchase	$110,760,561	$1,205,122
Deposits related to power purchase agreement	20,000,000	-
Deposits related to operating site development	18,609,383	-
Deposits related to electricity supply under electricity supply agreement(v)	6,252,735	5,952,735
Other	880,252	201,189
Total non-current deposits	$156,502,931	$7,359,046

20

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

6.	Digital Assets

The Company’s Bitcoin are either held in custody, subject to lending arrangements or pledged as collateral. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
As at	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Digital assets - held in custody	$206,531,160	$75,505,472	3,518	2,046

Digital assets loaned or pledged
Lending arrangements(i)	117,414,635	-	2,000	-
Pledged as collateral(ii)	-	26,456,199	-	716
Total digital assets	$323,945,795	$101,961,671	5,518	2,762

(i)	Bitcoin subject to lending arrangements.
(ii)
As of December 31, 2020, the Company had pledged 716 Bitcoin as collateral for a loan. This loan has been subsequently repaid in 2021 and all Bitcoin pledged as collateral has been returned to the Company.

Below is the Company’s bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets, December 31, 2019	$27,310,725	2,923
Bitcoin mined	38,962,425	2,798
Bitcoin traded for cash	(41,526,945)	(2,955)
Bitcoin paid for services	(43,485)	(4)
Gain on disposition of digital assets	2,815,342	-
Revaluation of digital assets	74,443,609	-
Total digital assets, December 31, 2020	$101,961,671	2,762
Bitcoin mined	165,397,736	2,786
Bitcoin traded for cash	(1,291,060)	(30)
Gain on disposition of digital assets	182,213	-
Revaluation of digital assets	57,695,235	-
Total digital assets, December 31, 2021	$323,945,795	5,518

During the year ended ended December 31, 2021, the Company traded Bitcoin for cash totaling $1,291,060 (2020 - $41,526,945) with a cost of $1,108,847 (2020 - $38,755,088), which resulted in a realized gain on use of $182,213 (2020 - $2,815,342).

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As of December 31, 2021, the price of Bitcoin was $58,707 (US$46,306), resulting in a revaluation gain for the year ended December 31, 2021, of $57,859,417, net of tax recovery of $164,182. This gain was recorded to other comprehensive income. As of December 31, 2020, the price of bitcoin was $36,925 (US$29,002) resulting in a revaluation gain of $74,443,609. Of this gain, $13,713,962 was recorded as a gain in the net income, which offset the revaluation losses recorded in prior years, and the remaining $60,729,647 was recorded to other comprehensive income net of taxes of $15,048,707.

Digital Assets – lending arrangements

The Company has entered into arrangements with third parties whereby, from time to time, the Company may lend a portion of its digital assets for a period of time (the “Lending Arrangements”). The third parties must return the same amount and type of digital assets upon expiry of the lending period or upon exercise of a call option by the Company. In return for access to certain of the Company’s digital assets, the third parties must pay a borrow fee to the Company.

21

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

As of December 31, 2021, the Company has Lending Arrangements with Genesis Global Capital LLC (“Genesis”) and Galaxy Digital LLC (“Galaxy”). The Lending Arrangements with Genesis and Galaxy are subject to a borrow fee, unsecured, due on demand and repayable in the same amount and type of digital assets. As of December 31, 2021, there are 1,000 Bitcoin (December 31, 2020 - nil) loaned to Genesis and 1,000 Bitcoin (December 31, 2020 – nil) loaned to Galaxy under the Lending Arrangements. The annual borrow fee with respect to the Lending Arrangements ranges from 2.00% - 2.25%.  The Lending Arrangement with Galaxy includes a guarantee in support of the Lending Arrangement. The Lending Arrangement with Galaxy was amended on September 30, 2021, to extend the term.

As of December 31, 2021, the Company determined the fair value of the digital assets loaned under the Lending Arrangements was $117,414,635 (December 31, 2020 - $nil).

During the year ended December 31, 2021, the Company recorded borrow fee income of $2,762,590 (2020 - $nil). Borrow fee income is recognized within finance income on the consolidated statements of operations. As of December 31, 2021, the Company has a borrow fee receivable balance of $441,162 (December 31, 2020 - $nil).

22

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

7.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Infrastructure	Mining servers	Right-of-use assets	Total
Cost
Balance, January 1, 2020	$32,130,866	$82,403,481	$575,274	$115,109,621
Additions	-	5,810,970	-	5,810,970
Expiration of lease	-	-	(71,440)	(71,440)
Reversal of prior-year impairment	13,155,936	-	-	13,155,936
Balance, December 31, 2020	45,286,802	88,214,451	503,834	134,005,087
Additions	1,419,151	85,012,203	460,100	86,891,454
Balance, December 31, 2021	$46,705,953	$173,226,654	$963,934	$220,896,541

Accumulated Depreciation
Balance, January 1, 2020	$15,058,758	$65,093,519	$74,259	$80,226,536
Depreciation	6,801,080	14,428,573	35,265	21,264,918
Expiration of lease	-	-	(32,973)	(32,973)
Accretion expense	-	-	24,004	24,004
Balance, December 31, 2020	21,859,838	79,522,092	100,555	101,482,485
Depreciation	6,025,591	17,073,105	188,954	23,287,650
Balance, December 31, 2021	$27,885,429	$96,595,197	$289,509	$124,770,135

Net book value as of
December 31, 2020	$23,426,964	$8,692,359	$403,279	$32,522,602
December 31, 2021	$18,820,524	$76,631,457	$674,425	$96,126,406

At December 31, 2021, the Company updated its testing of Cash-Generating Units (CGUs) for impairment. Management has determined the recoverable amount as the Value in Use (“VIU”) for the Drumheller and Medicine Hat facilities. The significant assumptions in determining the VIU included the following:

	December 31, 2021	December 31, 2020
Starting Bitcoin price	$58,707 (US$46,306)	$36,925 (US$29,002)
Starting network difficulty	26,643 billion	18,600 billion
Discount rate	25.00%	25.00%
Monthly Bitcoin price growth	3.00%	1.21% - 5.13%
Difficulty growth rate	4.00%	4.42%

Due to the positive mining economics, increasing prices of Bitcoin related to the difficulty levels during 2021, the Company did not record any impairment charges. In 2020, the Company reversed prior years’ impairment charges on Infrastructure based on Management’s conclusion that, using the above assumptions, the events and circumstances which led to previous years’ impairment charges no longer exist. Consequently, in the fourth quarter of 2020, the Company recorded a reversal of prior years’ impairment charges of $13.2 million.

23

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

8.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2021	December 31, 2020
Accounts payable	$7,067,443	$3,726,309
Other accrued liabilities	2,501,927	164,203
Total accounts payable and accrued liabilities	$9,569,370	$3,890,512

9.	Loans payable and other liabilities

The components of loans payable are as follows:

	December 31, 2021	December 31, 2020
Loans payable(i)	$40,051,428	$25,464,000
Lease liabilities(ii)	643,050	292,942
Total loans payable and other liabilities	$40,694,478	$25,756,942

Current portion	$16,494,463	$25,756,942
Non-current portion	24,200,015	-
Total loans payable and other liabilities	$40,694,478	$25,756,942

(i)	Loans Payable

The Company’s loans as at December 31, 2021, consist of $5,860,955 (December 31, 2020 - $nil) with Foundry Digital LLC (“Foundry”), $34,190,473 with Trinity Capital Inc. (“Trinity”) (December 31, 2020 - $nil), net of deferred financing costs of $1,426,010 (December 31, 2020 - $nil), and $nil (December 31, 2020 - $25,464,000) with Genesis. Details of the Company’s Loans are as follows:

Trinity

The Company entered into an equipment financing loan agreement of $38,328,000 (US$30,000,000) with Trinity on December 30, 2021. The Company drew the full $38,328,000 million (US$30.0 million) from the loan facility to finance the purchase of mining servers. The loan bears interest rate of 9.5% and is secured against the financed equipment. The Company made prepayments of $2,417,517 during the year ended December 31, 2021 and recorded a foreign exchange gain of $294,000.

Foundry

On January 22, 2021, the Company finalized an equipment financing loan of up to $18,068,955 (US$14,660,800) with Foundry, a wholly owned subsidiary of Digital Currency Group, which would be drawn in tranches from the Company. Each tranche of the equipment financing has a 12-month term with an annual interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. During the year ended December 31, 2021, the Company has drawn all tranches of the loan, with an aggregate principal amount of $14,448,859 (US$11,728,640), net of $3,644,286 (US$2,951,660) prepayment. For the year ended December 31, 2021, the Company made principal payments totaling $8,883,310 (US$7,105,707), and interest payments of $882,023 (US$732,010). A foreign exchange loss of $300,406 was recognized for the year ended December 31, 2021.

Genesis

The Company fully paid off its $25,464,000 (US$20,000,000) loan with Genesis on February 11, 2021; subsequently all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

24

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

(ii)	Lease liabilities

The following table sets out a maturity analysis of lease liabilities, showing the undiscounted lease payments to be made after the reporting date:

	December 31, 2021	December 31, 2020
<1 year	$265,964	$36,179
1-2 year	212,354	38,570
3-5 year	91,660	132,887
>5 year	135,696	135,696
Total	705,674	343,332
Discounting	(62,624)	(50,390)
Lease Liabilities	$643,050	$292,942

The Company’s lease liabilities comprise the following:

	December 31, 2021	December 31, 2020
Opening balance	$292,942	$336,513
Payment of lease obligations	(126,193)	(24,406)
Interest expense	16,201	24,948
Addition	460,100	-
Modification of lease	-	(44,113)
Ending balance	$643,050	$292,942

10.	Earnings per share

Basic earnings per share was calculated by dividing profit attributable to common shares by the sum of the weighted average number of common shares outstanding during the period, plus vested LTIP awards. Diluted earnings per share was calculated using the basic calculation described above and adjusting for the potentially dilutive effect of total number of additional common shares that would have been issued by the Company on unvested LTIP awards and the redemption of warrants.

The following details the earnings per share, basic and diluted, calculations for the years ended December 31, 2021 and 2020:

For the year ended December 31	2021	2020
Net (loss) income attributable to common shareholders	$(72,710,434)	$19,040,154

Weighted average number of common shares:
January 1	93,837,221	90,438,009
Weighted average number of common shares issued	40,318,936	3,399,212
Basic number of common shares	134,156,157	93,837,221
Dilutive effect of unvested LTIP awards(i)	-	406,667
Diluted number of common shares issued	134,156,157	94,243,888

Earnings per share:
Basic	$(0.54)	$0.20
Diluted	$(0.54)	$0.20

(i)	Unvested LTIP awards were excluded from the diluted shares calculation due to their anti-dilutive effect.

25

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

11.	Warrant liability

For the year ended December 31, 2021, the Company has completed the following issuances of warrants:

	Private Placement	Public Bought Deal
Closing date	13-Jan-21	15-Jun-21
Warrants issued	7,750,000	11,500,000
Warrants strike price	$6.25	$6.25
Fair value of warrants issued	$4.22	$3.12
Warrants term	24 months	24 months
Warrant valuation assumptions
Valuation model	Black-Scholes	Black-Scholes
Expected life	2 years	2 years
Risk-free rate	0.16%	0.31%
Volatility	136%	138%
Dividend yield	0%	0%

The change in warrant liability is as follows:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2020	-	$-
Issued	19,250,000	3.56
Exercised	(4,089,999)	10.20
Balance, December 31, 2021	15,160,001	$7.46

The Company recorded a non-cash loss on the revaluation of warrant liability of $114,161,368 during the year ended December 31, 2021.The $114,161,368 non-cash revaluation loss included $70,827,014 of loss related to the fair value measurement of the warrant liability immediately before derecognition of the warrants at the time of exercise.

The Black-Scholes model and the inputs used in determining the values of the warrants prior to the derecognition of financial liability warrants are as follows:

	Private Placement	Public Bought Deal

Fair value of warrants exercised	$3.45 - $15.10	$3.45 - $11.93
Warrant valuation assumptions
Expected life	1.1 years	1.5 years
Risk-free rate	0.31%	0.31%
Volatility	142% - 195%	139% - 165%
Dividend yield	0%	0%

26

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

12.	Equity

(a)	Share Capital

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, January 1, 2020	90,438,009	$170,622,599
Shares issued for RSUs(i)	543,359	1,804,260
Shares issued for exercise of options	33,333	69,176
Shares issued for equity raises, net of issuance cost(ii)	5,750,456	4,731,093
Shares issued for exercise of warrants	480,066	1,004,162
Balance, December 31, 2020	97,245,223	$178,231,290
Shares issued for services(iii)	380,000	398,317
Shares issued for RSUs and DSUs(iv)	359,813	1,038,554
Shares issued for exercise of options	170,639	1,206,682
Shares issued for equity raises, net of issuance cost ($4,003,448)	58,682,500	314,756,418
Shares issued on exercise of warrant liability	4,089,999	109,287,493
Shares issued for exercise of warrants	8,661,887	31,678,716
Balance, December 31, 2021	169,590,061	$636,597,470

(i)
During the year ended December 31, 2020, the Company issued 543,359 shares related to exercise of restricted share units (”RSU”) and reallocated $1,804,260, the relative fair value of RSU’s net of employment withholdings, from contributed surplus to share capital.

(ii)
On June 25, 2020, the Company completed a public offering (the “Offering”), and, with the underwriters exercising their over-allotment option, issued 5,750,456 units (“Unit”) for gross proceeds of $8,338,161. Each unit comprises of one common share (each a “Common Share”) and one Common Share purchase warrant of the Company (each a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at an exercise price of $1.80 per share at any time for a period of 18 months. The Warrants were valued at $2,635,544 under the relative fair value approach using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 1.5 years, risk-free rate of 0.30%, volatility of 128% and dividend yield of 0%. The Company paid commissions and fees totaling $843,541 and issued 345,027 broker warrants with an exercise price of $1.45 per share and a fair value of $127,986. The broker warrants are determined using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, interest rate of 0.30%, volatility of 118% and dividend yield of 0%.

(iii)	Shares issued as payment of invoices to key service providers.
(iv)	Shares issued upon vesting of RSUs and DSUs, net of employment tax withholdings.

27

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

For the year ended December 31, 2021, the Company has completed the following issuance of equity securities:

	Private Placement	Public Bought Deal	Public Offering
Closing date	January 13, 2021	June 15, 2021	September 17, 2021
Gross proceeds	$ 77.5 million	$ 115.0 million	$ 220.2 million US$172.5 million

Common shares issued	15,500,000	23,000,000	20,182,500
Fair value of the shares issued	$6.34	$4.93	$10.27 US$8.55

Broker warrants issued	930,000	144,000	70,200
Fair value of broker warrants issued	$4.22	$3.12	$8.30 US$6.51
Broker warrants strike price	$6.25	$6.25	$10.69
Broker warrants term	24 months	24 months	60 months

Warrant valuation assumptions
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes
Expected life	2 years	2 years	5 years
Risk-free rate	0.16%	0.16%	1.13%
Volatility	136%	136%	120%
Dividend yield	0%	0%	0%

Commissions and fees incurred	$5,336,748	$7,335,588	$12,422,226
Commissions and fees unpaid – as at December 31, 2021	$nil	$nil	$nil

(b)	Warrants

The changes in warrants are as follows:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2020	2,882,222	$4.61
Issued	6,095,483	1.78
Exercised	(480,066)	1.67
Expired	(660,000)	5.00
Balance, December 31, 2020	7,837,639	$2.56
Issued(i)	1,144,200	6.69
Expired(ii)	(147,418)	1.80
Exercised(iii)	(8,662,887)	3.05
Balance, December 31, 2021	171,554	$6.14

(i)	The warrants issued comprise of 1,144,200 broker warrants related to the three equity issuances completed during the year ended December 31, 2021.
(ii)	The warrants expired comprised of 147,418 warrants with an exercise price of $1.80.
(iii)
The warrants exercised comprise of 5,305,838 warrants with an exercise price of $1.80, 2,222,222 warrants with an exercise price of $4.50, 930,000 warrants with an exercise price of $6.25, 144,094 warrants with an exercise price of $1.45, and 60,723 warrants with an exercise price of $13.36.

28

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

The warrants issued and outstanding as of December 31, 2021 are as follows:

	Strike price	Number	Weighted average remaining contractual life (month)	Expiry date
Public offering warrants	$13.36	9,477	23.00	9/17/2023
Bought deal warrants	$6.25	19,440	18.00	6/15/2023
Private placement warrants	$6.25	124,570	13.00	1/13/2023
Broker warrants	$1.45	18,067	6.00	6/25/2022
		171,554	13.38

The warrants issued and outstanding as of December 31, 2020 are as follows:

Strike price	Number	Weighted average remaining contractual life (month)	Expiry date
$4.50	2,222,222	33.00	9/10/2023
$1.80	5,453,526	12.00	12/25/2021
$1.45	162,161	18.00	6/25/2022
$2.56	7,837,639	18.00

(c)	Incentive plan

On February 15, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, RSUs and DSUs (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The LTIP was further amended April 8, 2019, and May 14, 2021. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

Stock options

Stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2020	910,000	$4.34
Forfeiture	(115,000)	5.00
Exercised	(33,333)	1.14
Balance, December 31, 2020	761,667	4.38
Granted	60,000	6.57
Forfeiture	(104,361)	1.96
Exercised	(170,639)	4.23
Options outstanding, December 31, 2021	546,667	$5.13
Options exercisable, December 31, 2021	480,000	$5.00

29

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

As of December 31, 2021, the Company had the following stock options outstanding:

Exercise price – outstanding	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life (months)

$1.80	6,667	—	$1.80	34
5.00	480,000	480,000	5.00	15
6.57	60,000	—	6.57	112
	546,667	480,000	$5.00	26

The fair value of share price at the time of exercise ranged between $11.09 and $4.64.

As of December 31, 2020, the Company had the following stock options outstanding:

Exercise price – outstanding	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life (months)

$1.14	66,667	—	$1.14	48
1.80	10,000	3,333	1.80	46
3.00	90,000	60,000	3.00	33
5.00	595,000	476,668	5.00	27
	761,667	540,001	$5.00	30

During the year ended December 31, 2021, the Company recorded a total of $107,533 (2020 - $354,500) as share based compensation expense related to stock options. The Company also recorded a reversal of share based compensation totaling $120,959 due to forfeiture of 104,361 options. The stock compensation expense was based on the fair value of each stock option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 2021: expected life of 10 years, risk-free rate of 1.53%, volatility of 205.80%, and dividend yield of 0%.Expected volatility is an average of Hut 8’s share price volatility and bitcoin price volatility, which is a measure of the amount by which price has fluctuated during an observed period. The observed period should be the same as the expected life of an option.

RSUs and DSUs

The RSUs and DSUs activity is as follows:

	RSUs	DSUs
Balance, January 1, 2020	1,213,433	-
Granted	290,000	170,000
Issued	(591,716)	-
Forfeited	(505,050)	-
Balance, December 31, 2020	406,667	170,000
Granted	3,215,000	123,919
Issued	(610,833)	(42,500)
Forfeited	(58,334)	-
Balance, December 31, 2021	2,952,500	251,419

During the twelve months ended December 31, 2021, the Company recorded a total $9,027,027 (2020 - $562,867) as share based compensation expense related to RSUs and $740,800 (2020 - $nil) as share based compensation expense related to DSUs, respectively.

30

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

13.	Related party transactions

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31	2021	2020
Salary, fees, and other short-term benefits (i)	$4,169,818	$1,048,195
Share based payments	8,186,082	722,055
	$12,355,900	$1,770,250

(i)	In connection with the issuance of shares related to the RSUs and DSUs granted, during the twelve months ended December 31, 2021, the Company incurred payroll tax expense of $728,556 (2020 - $nil).

14.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity composed of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern while maintaining growth of the Company’s business through organic growth and new acquisitions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

15.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

December 31, 2021	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrant Liability	-	99,021,368	-	99,021,368
Deposits	156,093,443	-	-	156,093,443

December 31, 2020	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Deposits	7,157,857	-	-	7,157,857

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

The loans payable balance has a carrying value of $40,051,428 (December 31, 2020 - $25,464,000) and a fair value of $41,477,438 (December 31, 2020 - $25,464,000). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

31

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

16.	Digital assets and risk management

(a)	Digital assets

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of December 31, 2021, the Company does not expect a material loss on any of its digital assets subject to Lending Arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to Lending Arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

The Company uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo carries a US$100 million insurance policy backing its digital asset custody services. Hut 8 does not self-custody its Bitcoin.

The Company faces credit risk associated with the Genesis and Galaxy Bitcoin lending arrangements. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

As of December 31, 2021, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $32,394,580.

(b)	Financial risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account. The interest rate on the Company’s loans are fixed in nature and have limited exposure to change interest rates.

32

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

The Company has a US$50 million open term revolving credit facility with Galaxy which the Company can draw on as an additional source of liquidity. As of December 31, 2021, the facility has an outstanding balance of $nil (December 31, 2021 - $nil).

As at December 31, 2021, the contractual maturities of financial and other liabilities, including estimated interest payments are as follows:
	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities excluding salaries payable	$9,398,781	$9,398,781	$-	$-	$—
Loans payable and interest	48,356,594	20,432,715	14,505,103	13,418,776	—
Lease commitments	$1,016,199	$244,506	$192,596	$52,731	526,366

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as of December 31, 2021 in Canadian dollar terms:

As at	December 31, 2021	December 31, 2020
Cash	$107,601,184	$368,769
Accounts receivable	446,094	-
Deposits (non-current)	94,996,281	-
Accounts payable	(1,371,103)	(30,275)
Loans payable	(40,051,428)	(25,464,000)

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $16,162,103 ($2,586,304 - December 31, 2020).

33

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

17.	Revenue

The details of our revenue by type are as follows:

For the years ended December 31	2021	2020
Digital assets mined	$165,397,736	$38,962,425
Hosting fees	8,376,243	1,748,102
Total revenue	$173,773,979	$40,710,527

18.	Costs of revenue

The details of our costs of revenue by type are as follows:

For the years ended December 31	2021	2020
Site operating costs	$(61,687,927)	$(37,978,598)
Depreciation	(23,287,650)	(21,264,918)
Total cost of revenue	$(84,975,577)	$(59,243,516)

The presentation of the comparative figures reflects reclassification of the sales tax expense in a separate line item.

19.	General and administrative expenses

The details of our general and administrative expenses by type are as follows:

For the years ended December 31	2021	2020
Share based payments	$(9,875,359)	$284,434
Professional fees	(6,566,979)	(1,486,218)
Salary and benefits	(4,046,261)	(817,696)
General, office and other	(3,605,343)	(346,562)
Insurance expense	(2,645,423)	(673,974)
Investor relations and regulatory	(2,831,781)	(148,980)
Sales tax expense	(10,693,703)	(1,945,419)
Total general and administrative expense	$(40,264,849)	$(5,134,415)

The presentation of the comparative figures reflects reclassification of the sales tax expense in a separate line item.

20.	Supplementary cash flow information

Change in working capital for the years ended December 31, 2021 and 2020 was as follows:

For the years ended December 31	2021	2020
Accounts receivable and other	$244,795	$(451,061)
Prepaid expenses	(3,775,644)	-
Accounts payable and accrued liabilities	5,699,465	1,703,608
Net change in working capital	$2,168,616	$1,252,547

34

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

21.	Income taxes

The income taxes recognized in profit or loss comprise the following:

For the years ended December 31	2021	2020
Current tax expense	$-	$-
Deferred tax (recovery) expense	5,620,296	(15,048,707)
Total income tax expense (recovery)	$5,620,296	$(15,048,707)

The income tax expense comprises of the following:

For the 12 months ended December 31	2021	2020
Origination and reversal of temporary difference	$16,793,233	$4,244,305
Change in unrecognized tax losses and tax benefits	(13,638,014)	(17,045,913)
Change in prior year estimate and other	2,465,077	(2,247,099)
Total income tax expense (recovery)	$5,620,296	$(15,048,707)

The difference between income taxes calculated using the Company’s effective income tax rates and the amounts that would result from the application of the statutory income tax rates arises from the following:

For the years ended December 31	2021	2020

Net (loss) income before recovery of income taxes	$(67,090,138)	$3,991,447
Canadian statutory tax rate	26.5%	26.5%
Expected income tax (recovery) expense	(17,778,887)	1,057,733
Different tax rate for subsidiary and other adjustments	(2,114,698)	2,799,784
Loss on revaluation on warrant liability	30,252,772	-
Non-deductible expenses	5,624,359	386,788
True up to filing adjustments	3,263,592	(2,247,099)
Utilization of losses not previously recognized	-	(15,048,707)
Change in tax benefits not recognized	(13,626,842)	(1,997,206)
Income tax expense (recovery)	$5,620,296	$(15,048,707)

The income taxes recognized on components of other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

For the years ended December 31	2021	2020
Revaluation gain on digital assets	$57,695,235	$60,729,647
Tax recovery (expense)	164,182	(15,048,707)
Revaluation gain on digital assets, net of tax	$57,859,417	$45,680,940

The movement on the net deferred income tax assets and liabilities are as follows:

For the years ended December 31	2021	2020
Balance, beginning	$-	$-
Deferred tax recovery (expense) recorded in profit	(5,620,296)	15,048,707
Movement recognized in other comprehensive income	164,182	(15,048,707)
Net deferred tax liability	$(5,456,114)	$-

The components of net deferred tax asset (liabilities) are as follows:

As at	December 31, 2021	December 31, 2020
Non-capital losses	$15,764,000	$18,233,106
Lease liabilities	157,130	70,584
Capital losses	59,910	68,837
Capital loan	(49,430)	(133,426)
Plant and equipment	(4,557,194)	-
Digital assets	(16,666,200)	(18,141,931)
Right-of-use asset	(164,330)	(97,170)
Net deferred tax liability	$(5,456,114)	$-

35

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
(In Canadian dollars)

As at December 31, 2021, the Company had non-capital loss carryforwards of $14,662,222 (December 31, 2020 - $30,456,595) that may be used to offset future taxable income and will expire in periods between 2033 and 2041. The Company also has access to other tax attributes totaling $21,899,470. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

22.	Contingencies

From time to time, the Company is involved in routine litigation incidental to the Company’s business. Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of operations of the Company.

23.	Subsequent event

Data Centre acquisition

On January 20, 2022, the Company announced the acquisition of certain assets, liabilities and contracts constituting a data center business, from TeraGo Inc. The acquisition was closed on January 31, 2022. The purchase price of the acquisition was $30.0 million, subject to working capital adjustments. The purchase was financed through existing cash available on the Company’s consolidated statements of financial position.

The acquisition will be accounted for using the acquisition method of accounting. The assets acquired through this purchase include: intangible assets, plant and equipment, goodwill and net working capital. As the acquisition closed subsequent to December 31, 2021, the audited consolidated financial statements of the Company for the year ended December 31, 2021, do not include the fair value of the net assets acquired and operating results of this acquisition.

At-the-market equity program

On February 11, 2022, the Company entered in to an at-the-market offering agreement with an agent. During the term of the agreement, the Company will sell common shares of the Company with maximum proceeds of $82,563,000 (US$65,000,000). As of March 16, 2022, the Company issued 1,863,310 common shares in exchange for gross proceeds of $14,317,511 (US$11,232,520) at an average share price of approximately $7.68 (US$6.03).

36